Exhibit 99.1

COPERNIC INC. (FORMERLY MAMMA.COM INC.) ANNOUNCES

LAUNCH OF A NEW CORPORATE IMAGE AND WEB SITE

Montreal, Canada, June 27, 2007 – Copernic Inc., (the “Company”), (NASDAQ: CNIC), formerly Mamma.com Inc., announces the launch of a refreshed corporate image and a new website at www.copernic-inc.com.

Martin Bouchard, Copernic Inc.’s CEO stated: “Our new name, Copernic Inc., and our new corporate website encompasses our overall objective of combining and growing our strengths in Web search, innovative software development and media services – it firmly entrenches our commitment to growing our user-base and our media business. By offering innovative Desktop and Mobile search products we are exposing new users to the benefits of our search technology and creating more targeted online advertising placements.”

Mamma.com and the Company’s other search properties will continue to offer quality search results to its users, as well as media solutions to advertisers that are looking for tools to help increase their site traffic and drive revenue. The Company’s ability to license and brand their search offers, coupled with its media placement capabilities, provides clients with cutting edge technology that allows them to grow and maintain their own clients, as well as offers them an integrated means of gaining online advertising revenue instantly.

As a result of the name change, the Company’s stock ticker symbol was changed to “CNIC” on June 21, 2007. There is a six month transition period during which information on the Company can be accessed on www.nasdaq.com as both “CNIC” and “MAMA”. Investors can browse www.copernic-inc.com for historical press releases, annual reports, new announcements and a variety of other corporate information.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:

Christine Papademetriou

Director of Marketing

Copernic Inc.

Email: cpapademetriou@copernic.com

Telephone Toll Free: (877) 289-4682 #125

Telephone Local: (514) 908-4325

Web site: www.copernic-inc.com